

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2018

William Lei Ding
Chief Executive Officer
NetEase, Inc.
Building No. 7, West Zone,
Zhongguancun Software Park (Phase II)
No. 10 Xibeiwang East Road, Haidian District
Beijing 100193, People's Republic of China

     Re: **NetEase, Inc.**
             Form 20-F for the Fiscal Year Ended December 31, 2017
             Filed April 20, 2018
             File No. 0-30666

Dear Mr. Ding:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ William H. Thompson

                  William H. Thompson
                  Accounting Branch Chief
                  Office of Consumer Products

cc: Charles Yang, Chief Financial Officer